Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

By and Between

GRAHAM HOLDINGS COMPANY

and

CABLE ONE, INC.

Dated as of                     , 2015

TABLE OF CONTENTS

		Page

	ARTICLE I

	Definitions

SECTION 1.01.	Definitions	1

	ARTICLE II

	The Separation

SECTION 2.01.	Transfer of Assets and Assumption of Liabilities	12
SECTION 2.02.	Certain Matters Governed Exclusively by Ancillary Agreements	14
SECTION 2.03.	Termination of Agreements	14
SECTION 2.04.	Shared Contracts	15
SECTION 2.05.	Disclaimer of Representations and Warranties	16

	ARTICLE III

	Credit Support

SECTION 3.01.	Replacement of Credit Support	16

	ARTICLE IV

	Actions Pending the Distribution

SECTION 4.01.	Actions Prior to the Distribution	17
SECTION 4.02.	Conditions Precedent to Consummation of the Distribution	18

	ARTICLE V

	The Distribution

SECTION 5.01.	The Distribution	19
SECTION 5.02.	Fractional Shares	20
SECTION 5.03.	Sole Discretion of Graham	20

i

ii

Schedule I	-	Internal Transactions
Schedule II	-	Cable Equity Interests
Schedule III	-	Cable Assets
Schedule IV	-	Cable Liabilities
Schedule V	-	Graham Retained Assets
Schedule VI	-	Graham Retained Liabilities
Schedule VII	-	Shared Contracts
Schedule VIII	-	Fees and Expenses

iii

SEPARATION AND DISTRIBUTION AGREEMENT, dated as of                     , 2015, by and between GRAHAM HOLDINGS COMPANY, a Delaware corporation (“Graham”), and CABLE ONE, INC., a Delaware corporation (“Cable”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I hereof.

R E C I T A L S

WHEREAS the board of directors of Graham has determined that it is in the best interests of Graham and its shareholders to distribute its entire interest in its wholly owned Subsidiary, Cable, by way of a dividend of stock to be made to holders of Graham Common Stock;

WHEREAS in furtherance of the foregoing, it is appropriate and desirable to effect the Spin-Off, as more fully described in this Agreement;

WHEREAS Graham and Cable have prepared, and Cable has filed with the Commission, the Form 10, which includes the Information Statement and sets forth appropriate disclosure concerning Cable and the Distribution;

WHEREAS Graham and Cable intend that each of the Special Dividend, Share Issuance and Distribution qualify for its Intended Tax Treatment; and

WHEREAS it is appropriate and desirable to set forth the principal corporate transactions required to effect the Spin-Off and certain other agreements that will govern certain matters relating to the Spin-Off and the relationship of Graham, Cable and their respective Subsidiaries following the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any claim, demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or any Federal, state, local, foreign or international arbitration or mediation tribunal.

“Affiliate” of any Person means a Person that controls, is controlled by or is under common control with such Person. As used herein, “control” of any entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise; provided, however, that (i) Cable and the other members of the Cable Group shall not be considered Affiliates of Graham or any of the other members of the Graham Group and (ii) Graham and the other members of the Graham Group shall not be considered Affiliates of Cable or any of the other members of the Cable Group.

“Agent” means the distribution agent to be appointed by Graham to distribute to the Record Holders, pursuant to the Distribution, the shares of Cable Common Stock held by Graham.

“Agreement” means this Separation and Distribution Agreement, including the Schedules hereto.

“Ancillary Agreements” means the TSA, TMA, EMA and any other instruments, assignments, documents and agreements executed in connection with the implementation of the transactions contemplated by this Agreement.

“Assets” means all assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(a) all accounting and other books, records and files, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic recording or any other form;

(b) all apparatus, computers and other electronic data processing equipment, fixtures, machinery, furniture, office and other equipment, including hardware systems, circuits and other computer and telecommunication assets and equipment, automobiles, trucks, aircraft, rolling stock, vessels, motor vehicles and other transportation equipment, special and general tools, test devices, prototypes and models and other tangible personal property;

(c) all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(d) all interests in real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e) all interests in any capital stock or other equity interests of any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person; all other investments in securities of any Person; and all rights as a partner, joint venturer or participant;

(f) all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments and all rights arising thereunder;

(g) all deposits, letters of credit, performance bonds and other surety bonds;

(h) all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals and materials and analyses prepared by consultants and other third parties;

(i) all United States, state, multinational and foreign intellectual property, including patents, copyrights, trade names, trademarks, service marks, slogans, logos, trade dresses and other source indicators and the goodwill of the business symbolized thereby; all registrations, applications, recordings, disclosures, renewals, continuations, continuations-in-part, divisions, reissues, reexaminations, foreign counterparts and other legal protections and rights related to any of the foregoing; mask works, trade secrets, inventions and other proprietary information, including know-how, processes, formulae, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals, discoveries, inventions, licenses from third parties granting the right to use any of the foregoing and all tangible embodiments of the foregoing in whatever form or medium;

(j) all computer applications, programs, software and other code (in object and source code form), including operating software, network software, firmware, middleware, design software, design tools, systems documentation, instructions, ASP, HTML, DHTML, SHTML and XML files, cgi and other scripts, APIs, web widgets, algorithms, models, methodologies, files, documentation related to any of the foregoing and all tangible embodiments of the foregoing in whatever form or medium now known or yet to be created;

(k) all Internet URLs, domain names, social media handles and Internet user names;

(l) all websites, databases, content, text, graphics, images, audio, video, data and other copyrightable works or other works of authorship including all translations, adaptations, derivations and combinations thereof;

(m) all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, subscriber, customer and vendor data, correspondence and lists, product literature and other advertising and promotional materials, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, server and traffic logs, quality records and reports and other books, records, studies, surveys, reports, plans, business records and documents;

(n) all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non-current);

(o) all claims or rights against any Person arising from the ownership of any other Asset, all rights in connection with any bids or offers, all claims, causes in action, lawsuits, judgments or similar rights, all rights under express or implied warranties, all rights of recovery and all rights of setoff of any kind and demands of any nature, in each case whether accrued or contingent, whether in tort, contract or otherwise and whether arising by way of counterclaim or otherwise;

(p) all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(q) all licenses (including radio and similar licenses), permits, approvals and authorizations that have been issued by any Governmental Authority and all pending applications therefor;

(r) Cash, bank accounts, lock boxes and other deposit arrangements;

(s) interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements; and

(t) all goodwill as a going concern and other intangible properties.

“Bank Debt Incurrence” has the meaning set forth in Schedule I.

“Bond Issuance” has the meaning set forth in Schedule I.

“Cable” has the meaning set forth in the preamble.

“Cable Assets” means, without duplication, the following Assets:

(a) all Assets held by the Cable Group;

(b) all interests in the capital stock of, or other equity interests in, the members of the Cable Group (other than Cable) and all other equity, partnership, membership, joint venture and similar interests set forth on Schedule II under the caption “Joint Ventures and Minority Investments”;

(c) all Assets reflected on the Cable Business Balance Sheet, and all Assets acquired after the date of the Cable Business Balance Sheet that, had they been acquired on or before such date and owned as of such date, would have been reflected on the Cable Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any dispositions of such Assets subsequent to the date of the Cable Business Balance Sheet;

(d) the Assets listed or described on Schedule III;

(e) the rights related to the Cable Portion of any Shared Contract;

(f) all other Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the Cable Group; and

(g) all Assets held by a member of the Graham Group that are determined by Graham, in good faith, to be primarily related to or used or held for use primarily in connection with the business or operations of the Cable Business.

Notwithstanding the foregoing, the Cable Assets shall not include (i) any Graham Retained Assets, (ii) any Assets governed by the TMA, (iii) the rights related to the Graham

Portion of Shared Contracts, (iv) any Assets determined by Graham, in good faith, to arise primarily from the business or operations of the Graham Business (unless otherwise expressly provided in this Agreement) and (v) Assets required by Graham to perform its obligations under the TSA.

“Cable Business” means the businesses and operations of Cable, including as described in the Information Statement.

“Cable Business Balance Sheet” means the balance sheet of the Cable Business, including the notes thereto, as of December 31, 2015, included in the Information Statement.

“Cable Common Stock” means the common stock, $0.01 par value per share, of Cable.

“Cable Entities” means the entities, the equity, partnership, membership, joint venture or similar interests of which are set forth on Schedule IV under the caption “Joint Ventures and Minority Investments”.

“Cable Group” means (a) Cable, (b) each Person that will be a Subsidiary of Cable immediately prior to the Distribution, including the entities set forth on Schedule II under the caption “Subsidiaries”, and (c) each Person that becomes a Subsidiary of Cable after the Distribution, including in each case any Person that is merged or consolidated with and into Cable or any Subsidiary of Cable.

“Cable Indemnitees” has the meaning set forth in Section 6.03.

“Cable Liabilities” means, without duplication, the following Liabilities:

(a) all Liabilities of the Cable Group and the Cable Entities;

(b) all Liabilities to the extent relating to, arising out of or resulting from:

(i) the operation or conduct of the Cable Business as conducted at any time prior to the Distribution (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority), which act or failure to act relates to the Cable Business);

(ii) the operation or conduct of the Cable Business or any other business conducted by Cable or any other member of the Cable Group at any time after the Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii) any terminated, divested or discontinued businesses or operations of the Cable Business; or

(iv) the Cable Assets;

(c) all Liabilities reflected as liabilities or obligations on the Cable Business Balance Sheet, and all Liabilities arising or assumed after the date of the Cable Business Balance Sheet that, had they arisen or been assumed on or before such date and been existing obligations as of such date, would have been reflected on the Cable Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Cable Business Balance Sheet;

(d) the Liabilities listed or described on Schedule IV;

(e) the obligations related to the Cable Portion of any Shared Contract;

(f) all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Cable Group; and

(g) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in, or incorporated by reference into, the Form 10 and any other documents filed with the Commission in connection with the Spin-Off or as contemplated by this Agreement, other than with respect to the Graham Disclosure Sections.

Notwithstanding the foregoing, the Cable Liabilities shall not include (i) any Graham Retained Liabilities, (ii) any Liabilities governed by the TMA, (iii) any obligations related to the Graham Portion of any Shared Contract or (iv) any Liabilities determined by Graham, in good faith, to be primarily related to the business or operations of the Graham Business (unless otherwise expressly provided in this Agreement).

“Cable Marks” means the trademarks, trade names and service marks owned by a member of the Cable Group and all goodwill relating thereto.

“Cable Portion” has the meaning set forth in Section 2.04.

“Cash” means cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise.

“Cash Management Arrangements” shall mean all cash management arrangements pursuant to which Graham or its Subsidiaries automatically or manually sweep cash from, or automatically or manually transfer cash to, accounts of Cable or any of its Subsidiaries.

“Commission” means the Securities and Exchange Commission.

“Consents” means any consents, waivers or approvals from, or notification requirements to, any Person other than a member of either Group.

“Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“D&O Policies” has the meaning set forth in Section 8.01(e).

“Distribution” means the distribution by Graham to the Record Holders, on a pro rata basis, of all of the outstanding shares of Cable Common Stock owned by Graham on the Distribution Date.

“Distribution Date” means the date, determined by Graham in accordance with Section 5.03, on which the Distribution occurs.

“Domain Names” means the domain names owned by a member of the Graham Group or the Cable Group.

“EMA” means the Employee Matters Agreement dated as of the date of this Agreement by and between Graham and Cable.

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Final Determination” has the meaning set forth in the TMA.

“First Post-Distribution Report” has the meaning set forth in Section 12.07.

“Form 10” means the registration statement on Form 10 filed by Cable with the Commission to effect the registration of Cable Common Stock pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time.

“Graham” has the meaning set forth in the preamble.

“Graham Assets” means (i) all Assets of the Graham Group, (ii) the Graham Retained Assets, (iii) any Assets held by a member of the Cable Group determined by Graham, in good faith, to be primarily related to or used primarily in connection with the business or operations of the Graham Business, (iv) all interests in the capital stock, or other equity interests in, the members of the Graham Group (other than Graham) and (v) the rights related to the Graham Portion of any Shared Contract. Notwithstanding the foregoing, the Graham Assets shall not include (a) any Assets governed by the TMA, (b) the Cable Assets and (c) any Assets required by Cable to perform its obligations under the TSA.

“Graham Business” means the business and operations conducted by Graham and its Subsidiaries other than the Cable Business.

“Graham Common Stock” means, collectively, the Class A Common Stock, $1.00 par value per share, of Graham and the Class B Common Stock, $1.00 par value per share, of Graham.

“Graham Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Graham Disclosure Sections” means all information set forth in or omitted from the Form 10 or Information Statement to the extent relating to (a) the Graham Group, (b) the Graham Liabilities, (c) the Graham Assets or (d) the substantive disclosure set forth in the Form 10 relating to Graham’s board of directors’ consideration of the Spin-Off, including the section entitled “Reasons for the Spin-Off”.

“Graham Group” means Graham and each of its Subsidiaries, but excluding any member of the Cable Group.

“Graham Indemnitees” has the meaning set forth in Section 6.02.

“Graham Liabilities” means, without duplication, the following Liabilities:

(a) all Liabilities of the Graham Group;

(b) all Liabilities to the extent relating to, arising out of or resulting from:

(i) the operation or conduct of the Graham Business as conducted at any time prior to the Distribution (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority), which act or failure to act relates to the Graham Business);

(ii) the operation or conduct of the Graham Business or any other business conducted by Graham or any other member of the Graham Group at any time after the Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii) any terminated, divested or discontinued businesses or operations of the Graham Business (other than the Cable Business, the Cable Group and any terminated, divested or discontinued businesses or operations of the Cable Business); or

(iv) the Graham Assets;

(c) the Graham Retained Liabilities;

(d) any obligations related to the Graham Portion of any Shared Contract; or

(e) any Liabilities determined by Graham, in good faith, to be primarily related to the business or operations of the Graham Business (unless otherwise expressly provided in this Agreement). Notwithstanding the foregoing, the Graham Liabilities shall not include (x) any Liabilities governed by the TMA or (y) the Cable Liabilities.

“Graham Marks” means the trademarks, trade names and service marks owned by a member of the Graham Group and all goodwill relating thereto.

“Graham Portion” has the meaning set forth in Section 2.04.

“Graham Retained Assets” means the Assets to be retained by the Graham Group set forth on Schedule V.

“Graham Retained Liabilities” means the Liabilities to be retained by the Graham Group set forth on Schedule VI.

“Governmental Approvals” means any notices, reports or other filings to be given to or made with, or any Consents, registrations or permits to be obtained from, any Governmental Authority.

“Governmental Authority” means any Federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other legislative, judicial, regulatory, administrative or governmental authority.

“Group” means either the Graham Group or the Cable Group, as the context requires.

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Indemnitee” has the meaning set forth in Section 6.04(a).

“Indemnity Payment” has the meaning set forth in Section 6.04(a).

“Information” means information, whether or not patentable, copyrightable or protectable as a trade secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product) and other technical, financial, employee or business information or data, documents, correspondence, materials and files.

“Information Statement” means the Information Statement to be sent to the holders of Graham Common Stock in connection with the Distribution, as such Information Statement may be amended from time to time.

“Insurance Proceeds” means those monies:

(a) received by an insured (or its successor-in-interest) from an insurance carrier;

(b) paid by an insurance carrier on behalf of the insured (or its successor-in-interest); or

(c) received (including by way of setoff) from any third party in the nature of insurance, contribution or indemnification in respect of any Liability;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), net of any costs or expenses incurred in the collection thereof and net of any Taxes resulting from the receipt thereof.

“Intended Tax Treatment” has the meaning set forth in the TMA.

“Intercompany Accounts” has the meaning set forth in Section 2.03(a).

“Intercompany Agreements” has the meaning set forth in Section 2.03(a).

“Internal Transactions” means the Bond Issuance, the Bank Debt Incurrence, the Special Dividend, the Recapitalization and the Share Issuance, each as described on Schedule I.

“Law” means any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, government approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether now or hereinafter in effect and, in each case, as amended.

“Liabilities” means any and all claims, debts, demands, actions, causes of action, suits, damages, obligations, accruals, accounts payable, reckonings, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator of any kind, and those arising under any contract, commitment or undertaking, including those arising under this Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include attorneys’ fees, the costs and expenses of all assessments, judgments, settlements and compromises, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the preceding sentence (including costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

“Litigation Condition” has the meaning set forth in Section 6.05(b).

“Party” means either party hereto, and “Parties” means both parties hereto.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability company, any other entity and any Governmental Authority.

“Pre-Separation Claims-Based Insurance Claim” means any claim made against the Cable Group or Graham Group and reported to the applicable insurer(s) on or prior to the Distribution Date in respect of an act or omission occurring on or prior to the Distribution Date that results in a Liability under a “claims-made-based” insurance policy of the Graham Group in effect on or prior to the Distribution Date or any extended reporting period thereof.

“Pre-Separation Insurance Claim” means a (i) Pre-Separation Claims-Based Insurance Claim or (ii) Action (whether made prior to, on or following the Distribution Date) in respect of a Liability occurring on or prior to the Distribution Date under an “occurrence-based” insurance policy of any member of the Graham Group in effect on or prior to the Distribution Date.

“Recapitalization” has the meaning set forth on Schedule I.

“Record Date” means the close of business on the date to be determined by the Graham board of directors as the record date for determining the shares of Graham Common Stock in respect of which shares of Cable Common Stock will be distributed pursuant to the Distribution.

“Record Holders” has the meaning set forth in Section 5.01(b).

“Retained Information” has the meaning set forth in Section 7.04.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer or other encumbrance of any nature whatsoever.

“Separation” means (a) the Internal Transactions, (b) any actions to be taken pursuant to Article II and (c) any other transfers of Assets and assumptions of Liabilities, in each case, between a member of one Group and a member of the other Group, provided for in this Agreement or in any Ancillary Agreement.

“Share Issuance” has the meaning set forth in Schedule I.

“Shared Contract” means any contract or agreement of any member of either Group that relates in any material respect to both the Cable Business and the Graham Business, including the contracts and agreements set forth on Schedule VII; provided that the Parties may, by mutual consent, elect to include in, or exclude from, this definition any contract or agreement.

“Special Dividend” has the meaning set forth in Schedule I.

“Spin-Off” means the Separation and the Distribution.

“Subsidiary” of any Person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax Representation Letters” has the meaning set forth in the TMA.

“Taxes” has the meaning set forth in the TMA.

“Third-Party Claim” means any assertion by a Person (including any Governmental Authority) who is not a member of the Graham Group or the Cable Group of any claim, or the commencement by any such Person of any Action, against any member of the Graham Group or the Cable Group.

“Third-Party Proceeds” has the meaning set forth in Section 6.04(a).

“TMA” means the Tax Matters Agreement dated as of the date of this Agreement by and between Graham and Cable.

“TSA” means the Transition Services Agreement dated as of the date of this Agreement between Graham and Cable.

ARTICLE II

The Separation

SECTION 2.01. Transfer of Assets and Assumption of Liabilities. (a) Prior to the Distribution, and subject to Section 2.01(e), the Parties shall cause the Internal Transactions to be completed.

(b) Subject to Section 2.01(e), prior to the Distribution, the Parties shall, and shall cause their respective Group members to, execute such instruments of assignment and transfer and take such other corporate actions as are necessary to (i) transfer and convey to one or more members of the Cable Group all of the right, title and interest of the Graham Group in, to and under all Cable Assets not already owned by the Cable Group, (ii) transfer and convey to one or more members of the Graham Group all of the right, title and interest of the Cable Group in, to and under all Graham Assets not already owned by the Graham Group, (iii) cause one or more members of the Cable Group to assume all of the Cable Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Graham Group and (iv) cause one or more members of the Graham Group to assume all of the Graham Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Cable Group. Notwithstanding anything to the contrary, neither Party shall be required to transfer any Information except as required by Article VII.

(c) In the event that it is discovered after the Distribution that there was an omission of (i) the transfer or conveyance by Cable (or a member of the Cable Group) or the acceptance or assumption by Graham (or a member of the Graham Group) of any Graham Asset or Graham Liability, as the case may be, (ii) the transfer or conveyance by Graham (or a member of the Graham Group) or the acceptance or assumption by Cable (or a member of the Cable Group) of any Cable Asset or Cable Liability, as the case may be, or (iii) the transfer or conveyance by one Party (or any other member of its Group) to, or the acceptance or assumption by, the other Party (or any other member of its Group) of any Asset or Liability, as the case may be, that, had the Parties given specific consideration to such Asset or Liability prior to the Distribution, would have otherwise been so transferred, conveyed, accepted or assumed, as the case may be, pursuant to this Agreement or the Ancillary Agreements, the Parties shall use reasonable best efforts to promptly effect such transfer, conveyance, acceptance or assumption of such Asset or Liability. Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.01(c) shall be treated by the Parties for all purposes as if it had occurred immediately prior to the Distribution, except as otherwise required by applicable Law or a Final Determination.

(d) In the event that it is discovered after the Distribution that there was a transfer or conveyance (i) by Cable (or a member of the Cable Group) to, or the acceptance or assumption by, Graham (or a member of the Graham Group) of any Cable Asset or Cable Liability, as the case may be, or (ii) by Graham (or a member of the Graham Group) to, or the acceptance or assumption by, Cable (or a member of the Cable Group) of any Graham Asset or Graham Liability, as the case may be, the Parties shall use reasonable best efforts to promptly transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be. Any transfer or conveyance made or acceptance or assumption rescinded pursuant to this Section 2.01(d) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Final Determination.

(e) To the extent that any transfer or conveyance of any Asset or acceptance or assumption of any Liability required by this Agreement to be so transferred, conveyed, accepted or assumed shall not have been completed prior to the Distribution, the Parties shall use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption as promptly following the Distribution as shall be practicable. Nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their terms or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that the Parties shall use reasonable best efforts to obtain any necessary Consents for the transfer, conveyance, acceptance or assumption (as applicable) of all Assets and Liabilities required by this Agreement to be so transferred, conveyed, accepted or assumed. In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of and after the Distribution, the Party retaining such Asset or Liability shall thereafter hold such Asset for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and retain such Liability for the account, and at the expense, of the Party by whom such Liability should have been assumed or accepted pursuant to this Agreement, and take such other actions as may be reasonably requested by the Party to which such Asset should have been transferred or conveyed, or by whom such Liability should have been assumed or accepted, as the case may be, in order to place such Party, insofar as reasonably possible, in the same position as would have existed had such Asset or

Liability been transferred, conveyed, accepted or assumed (as applicable) as contemplated by this Agreement, including possession, use, risk of loss, potential for gain and control over such Asset or Liability. As and when any such Asset or Liability becomes transferable, the Parties shall use reasonable best efforts to promptly effect such transfer, conveyance, acceptance or assumption (as applicable). Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.01(e) shall be treated by the Parties for all purposes as if it had occurred immediately prior to the Distribution, except as otherwise required by applicable Law or a Final Determination.

(f) The Party retaining any Asset or Liability due to the deferral of the transfer and conveyance of such Asset or the deferral of the acceptance and assumption of such Liability pursuant to this Section 2.01 or otherwise shall not be obligated by this Agreement, in connection with this Section 2.01, to expend any money or take any action that would require the expenditure of money unless and to the extent the Party entitled to such Asset or the Party intended to assume such Liability advances or agrees to reimburse it for the applicable expenditures.

SECTION 2.02. Certain Matters Governed Exclusively by Ancillary Agreements. Each of Graham and Cable agrees on behalf of itself and the members of its Group that, except as explicitly provided in this Agreement or any Ancillary Agreement, (a) the TMA shall exclusively govern all matters relating to Taxes between such parties (except to the extent that tax matters relating to employee and employee benefits-related matters are addressed in the EMA), (b) the EMA shall exclusively govern the allocation of Assets and Liabilities related to employee and employee benefits-related matters, including the existing equity plans with respect to employees and former employees of members of both the Graham Group and the Cable Group (it being understood that any such Assets and Liabilities, as allocated pursuant to the EMA, shall constitute Cable Assets, Cable Liabilities, Graham Assets or Graham Liabilities, as applicable, hereunder and shall be subject to Article VI hereof) and (c) the TSA shall exclusively govern all matters relating to the provision of certain services identified therein to be provided by each Party to the other on a transitional basis following the Distribution.

SECTION 2.03. Termination of Agreements. (a) Except as set forth in Section 2.03(c) or as otherwise provided by the steps constituting the Internal Transactions, in furtherance of the releases and other provisions of Section 6.01, effective as of the Distribution, Cable and each other member of the Cable Group, on the one hand, and Graham and each other member of the Graham Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments and understandings, oral or written (“Intercompany Agreements”), including all intercompany accounts payable or accounts receivable (“Intercompany Accounts”), between such parties and in effect or accrued as of the Distribution. No such terminated Intercompany Agreement or Intercompany Account (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements with respect to any Intercompany Agreement.

(b) In connection with the termination of Intercompany Accounts described in Section 2.03(a), each of Graham and Cable shall cause each Intercompany Account between a member of the Cable Group, on the one hand, and a member of the Graham Group, on the other hand, outstanding as of the close of business on the business day immediately prior to the Distribution Date to be settled on a net basis (whether via a dividend, a capital contribution, a combination of the foregoing or as otherwise agreed), in each case prior to the close of business on the Distribution Date; provided that all intercompany balances that are primarily accounting entries (and not reflective of amounts intended to be repaid), including in respect of any Cash balances or any Cash held in any centralized cash management system that are reflected in the accounting records of Graham and Cable at such time, shall be eliminated; provided further that any such intercompany balances resulting from Tax Intercompany Accounts may instead be settled as soon as reasonably possible following the Distribution Date. If after giving effect to such settlements and the Internal Transactions, the net amount of Cash held by the Cable Group as of the time of the Distribution would not equal                     , the foregoing settlement shall be adjusted, or Graham and Cable shall otherwise agree on a method of Cash transfer on the Distribution Date, such that the amount of Cash held by the Cable Group immediately following the Distribution shall equal                     .

(c) The provisions of Section 2.03(a) shall not apply to any of the following Intercompany Agreements or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other Intercompany Agreement or Intercompany Account expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by either Party or any other member of its Group); (ii) any existing written Intercompany Agreement between a member of the Cable Group, on the one hand, and a member of the Graham Group, on the other hand, that has been entered into in the ordinary course of business on an arm’s-length basis for the provision of services or other commercial arrangement, including outstanding operational intercompany trade receivables or payables incurred on such basis and (iii) any other Intercompany Agreements or Intercompany Accounts that this Agreement or any Ancillary Agreement expressly contemplates will survive the Distribution Date.

(d) Each of Graham and Cable shall, and shall cause their respective Subsidiaries to, take all necessary actions to remove each of Cable and Cable’s Subsidiaries from all Cash Management Arrangements to which it is a party, in each case prior to the close of business on the business day immediately prior to the Distribution Date.

SECTION 2.04. Shared Contracts. The Parties shall, and shall cause the members of their respective Groups to, use their respective reasonable best efforts to work together (and, if necessary and desirable, to work with the third party to such Shared Contract) in an effort to divide, partially assign, modify and/or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that (a) a member of the Cable Group is the beneficiary of the rights and is responsible for the obligations related to that portion of such Shared Contract relating to the Cable Business (the “Cable Portion”), which rights shall be a Cable Asset and which obligations shall be a Cable Liability and (b) a member of the Graham Group is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract not relating to the Cable Business (the “Graham Portion”), which rights shall be a Graham Asset and which obligations shall be a Graham Liability. If the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify and/or replicate such Shared Contract prior to the Distribution as contemplated by the previous sentence, then the Parties shall, and shall cause their respective Group members to, cooperate in any lawful arrangement to provide that, following the Distribution and until the earlier of five years after the Distribution Date and such time as the formal division, partial assignment, modification and/or replication of such Shared Contract as contemplated by the previous sentence is effected, a member of the Cable Group shall receive the interest in the benefits and obligations of the Cable Portion under such Shared Contract and a member of the Graham Group shall receive the interest in the benefits and obligations of the Graham Portion under such Shared Contract.

SECTION 2.05. Disclaimer of Representations and Warranties. Each of Graham (on behalf of itself and each other member of the Graham Group) and Cable (on behalf of itself and each other member of the Cable Group) understands and agrees that, except as expressly set forth in this Agreement, any Ancillary Agreement or the Tax Representation Letters, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred or assumed as contemplated hereby or thereby, as to the sufficiency of the Assets or Liabilities transferred or assumed hereby or thereby for the conduct and operations of the Cable Business or the Graham Business, as applicable, as to any Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Security Interests of, or any other matter concerning, any Assets or Liabilities of such party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such Party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof. Except as may expressly be set forth herein, any such Assets are being transferred on an “as is,” “where is” basis and the respective transferees shall bear the economic and legal risks that (a) any conveyance shall prove to be insufficient to vest in the transferee good and marketable title, free and clear of any Security Interest, and (b) any necessary Governmental Approvals or other Consents are not obtained or that any requirements of Laws or judgments are not complied with.

ARTICLE III

Credit Support

SECTION 3.01. Replacement of Credit Support. (a) Cable shall use reasonable best efforts to arrange, at its sole cost and expense and effective on or prior to the Distribution Date, the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances or credit support (“Credit Support Instruments”) provided by or through Graham or any other member of the Graham Group for the benefit of Cable or any other member of the Cable Group (“Graham Credit Support Instruments”) with alternate arrangements that do not require any credit support from Graham or any other member of the Graham Group, and shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Graham Credit Support Instrument to the originating bank and such bank’s confirmation to Graham of cancelation thereof) indicating that Graham or such other member of the Graham Group will, effective upon the consummation of the Distribution, have no liability with respect to such Credit Support Instruments, in each case reasonably satisfactory to Graham.

(b) Graham shall use reasonable best efforts to arrange, at its sole cost and expense and effective on or prior to the Distribution Date, the replacement of all Credit Support Instruments provided by or through Cable or any other member of the Cable Group for the benefit of Graham or any other member of the Graham Group with alternate arrangements that do not require any credit support from Cable or any other member of the Cable Group, and shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Cable Credit Support Instrument to the originating bank and such bank’s confirmation to Cable of cancelation thereof) indicating that Cable or such other member of the Cable Group will, effective upon the consummation of the Distribution, have no liability with respect to such Credit Support Instruments, in each case reasonably satisfactory to Cable.

(c) Graham and Cable shall provide each other with written notice of the existence of all Credit Support Instruments a reasonable period prior to the Distribution.

ARTICLE IV

Actions Pending the Distribution

SECTION 4.01. Actions Prior to the Distribution. (a) Subject to the conditions specified in Section 4.02 and subject to Section 5.03, Graham and Cable shall use reasonable best efforts to consummate the Distribution. Such efforts shall include taking the actions specified in this Section 4.01.

(b) Prior to the Distribution, Graham shall mail the Information Statement to the Record Holders.

(c) Cable shall prepare, file with the Commission and use its reasonable best efforts to cause to become effective any registration statements or amendments thereto required to effect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(d) Graham and Cable shall take all such action as may be necessary or appropriate under the securities or blue sky laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution.

(e) Cable shall prepare and file, and shall use reasonable best efforts to have approved prior to the Distribution, an application for the listing of the Cable Common Stock to be distributed in the Distribution on the Exchange, subject to official notice of distribution.

(f) Prior to the Distribution, Graham shall have duly elected the individuals listed as members of the Cable board of directors in the Information Statement, and such individuals shall be the members of the Cable board of directors effective as of immediately after the Distribution; provided, however, that to the extent required by any Law or requirement of the Exchange or any other national securities exchange, as applicable, one independent director shall be appointed by the existing board of directors of Cable prior to the date on which “when-issued” trading of the Cable Common Stock begins on the Exchange and begin his or her term prior to the Distribution and shall serve on Cable’s Audit Committee, Compensation Committee and Nominating and Governance Committee.

(g) Prior to the Distribution, Graham shall deliver or cause to be delivered to Cable resignations, effective as of immediately after the Distribution, of each individual who will be an employee of any member of the Graham Group after the Distribution and who is an officer or director of any member of the Cable Group immediately prior to the Distribution.

(h) Immediately prior to the Distribution, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws of Cable, each in substantially the form filed as an exhibit to the Form 10, shall be in effect.

(i) Prior to the Distribution, Cable shall make capital and other expenditures and operate its cash management, accounts payable and receivables collection systems in the ordinary course of business consistent with prior practice except as required in connection with the transactions contemplated by this Agreement and Ancillary Agreements.

(j) Graham and Cable shall, subject to Section 5.03, take all reasonable steps necessary and appropriate to cause the conditions set forth in Section 4.02 to be satisfied and to effect the Distribution on the Distribution Date.

SECTION 4.02. Conditions Precedent to Consummation of the Distribution. Subject to Section 5.03, as soon as practicable after the date of this Agreement, the Parties shall use reasonable best efforts to satisfy the following conditions prior to the consummation of the Distribution. The obligations of the Parties to consummate the Distribution shall be conditioned on the satisfaction, or waiver by Graham, of the following conditions:

(a) The board of directors of Graham shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Cable Common Stock to Graham shareholders.

(b) Each Ancillary Agreement shall have been executed by each party to such agreement.

(c) The Commission shall have declared effective the Form 10, no stop order suspending the effectiveness of the Form 10 shall be in effect and no proceedings for that purpose shall be pending before or threatened by the Commission.

(d) The Cable Common Stock shall have been accepted for listing on the Exchange or another national securities exchange approved by Graham, subject to official notice of issuance.

(e) Graham shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with the relevant Tax Representation Letters, the Distribution should qualify for its Intended Tax Treatment.

(f) The Internal Transactions shall have been completed.

(g) No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Graham shall have occurred or failed to occur that prevents the consummation of the Distribution.

(h) No other events or developments shall have occurred prior to the Distribution that, in the judgment of the board of directors of Graham, would result in the Distribution having a material adverse effect on Graham or the shareholders of Graham.

(i) The actions set forth in Sections 4.01(b), (f), (g) and (h) shall have been completed.

(j) Cable shall have delivered to Graham a certificate signed by the Chief Executive Officer of Cable, dated as of the Distribution Date, certifying that Cable has complied with Section 4.01(i).

The foregoing conditions are for the sole benefit of Graham and shall not give rise to or create any duty on the part of Graham or the Graham board of directors to waive or not waive such conditions or in any way limit the right of Graham to terminate this Agreement as set forth in Article XI or alter the consequences of any such termination from those specified in such Article. Any determination made by the Graham board of directors prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 4.02 shall be conclusive.

ARTICLE V

The Distribution

SECTION 5.01. The Distribution. (a) Cable shall cooperate with Graham to accomplish the Distribution and shall, at the direction of Graham, use its reasonable best efforts to promptly take any and all actions necessary or desirable to effect the Distribution. Graham shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, distribution agent and financial, legal, accounting and other advisors for

Graham. Graham or Cable, as the case may be, will provide, or cause the applicable member of its Group to provide, to the Agent all share certificates and any information required in order to complete the Distribution.

(b) Subject to the terms and conditions set forth in this Agreement, (i) after completion of the Internal Transactions and on or prior to the Distribution Date, for the benefit of and distribution to the holders of Graham Common Stock as of the Record Date (“Record Holders”), Graham will deliver to the Agent all of the issued and outstanding shares of Cable Common Stock then owned by Graham or any other member of the Graham Group and book-entry authorizations for such shares and (ii) on the Distribution Date, Graham shall instruct the Agent to distribute, by means of a pro rata dividend based on the aggregate number of shares of Graham Common Stock held by each applicable Record Holder, to each Record Holder (or such Record Holder’s bank or brokerage firm on such Record Holder’s behalf) electronically, by direct registration in book-entry form, the number of shares of Cable Common Stock to which such Record Holder is entitled based on a distribution ratio to be determined by Graham in its sole discretion. The Distribution shall be effective at 11:59 p.m. New York City time on the Distribution Date. On or as soon as practicable after the Distribution Date, the Agent will mail to each Record Holder an account statement indicating the number of shares of Cable Common Stock that have been registered in book-entry form in the name of such Record Holder.

SECTION 5.02. Fractional Shares. The Agent and Graham shall, as soon as practicable after the Distribution Date, (a) determine the number of whole shares and fractional shares of Cable Common Stock allocable to each Record Holder, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions at then prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests and (c) distribute to each such holder, or for the benefit of each beneficial owner, such holder’s or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Cable Common Stock after making appropriate deductions for any amount required to be withheld under applicable Tax Law and less any brokers’ charges, commissions or transfer Taxes. The Agent, in its sole discretion, will determine the timing and method of selling such fractional shares, the selling price of such fractional shares and the broker-dealer through which such fractional shares will be sold; provided, however, that the designated broker-dealer is not an Affiliate of Graham or Cable. Neither Graham nor Cable will pay any interest on the proceeds from the sale of fractional shares.

SECTION 5.03. Sole Discretion of Graham. Graham shall, in its sole and absolute discretion, determine the Record Date, the Distribution Date and all terms of the Distribution, including the form, structure and terms of any transactions and/or offerings to effect the Distribution and the timing of and conditions to the consummation thereof. In addition and notwithstanding anything to the contrary set forth below, Graham may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

ARTICLE VI

Mutual Releases; Indemnification

SECTION 6.01. Release of Pre-Distribution Claims. (a) Except as provided in Section 6.01(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution, Cable does hereby, for itself and each other member of the Cable Group, their respective Affiliates, and to the extent it may legally do so, successors and assigns and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Cable Group (in each case, in their respective capacities as such), remise, release and forever discharge Graham and the other members of the Graham Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Graham Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Cable Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Spin-Off and all other activities to implement the Spin-Off. This Section 6.01(a) shall not affect Graham’s indemnification obligations with respect to Liabilities arising on or before the Distribution Date under Article Ninth(B) of its Certificate of Incorporation, as in effect on the date on which the event or circumstances giving rise to such indemnification obligation occur.

(b) Except as provided in Section 6.01(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution, Graham does hereby, for itself and each other member of the Graham Group, their respective Affiliates, and to the extent it may legally do so, successors and assigns and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Graham Group (in each case, in their respective capacities as such), remise, release and forever discharge Cable, the other members of the Cable Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Cable Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Graham Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Spin-Off and all other activities to implement the Spin-Off.

(c) Nothing contained in Section 6.01(a) or (b) shall impair any right of any Person to enforce this Agreement, any Ancillary Agreement or any Intercompany Agreement or Intercompany Account that is specified in Section 2.03(b) not to terminate as of the Distribution, in each case in accordance with its terms. Nothing contained in Section 6.01(a) or (b) shall release any Person from:

(i) any Liability provided in or resulting from any agreement among any members of the Graham Group or the Cable Group that is specified in Section 2.03(b) as not to terminate as of the Distribution, or any other Liability specified in such Section 2.03(b) as not to terminate as of the Distribution;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

(iii) any Liability provided in or resulting from any other agreement or understanding that is entered into after the Distribution between one Party (and/or a member of such Party’s Group), on the one hand, and the other Party (and/or a member of such Party’s Group), on the other hand;

(iv) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or any Ancillary Agreement for claims brought against the Parties, the members of their respective Groups or any of their respective directors, officers, employees or agents, by third Persons, which Liability shall be governed by the provisions of this Article VI or, if applicable, the appropriate provisions of the relevant Ancillary Agreement; or

(v) any Liability the release of which would result in the release of any Person not otherwise intended to be released pursuant to this Section 6.01.

(d) Cable shall not make, and shall not permit any other member of the Cable Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Graham or any other member of the Graham Group, or any other Person released pursuant to Section 6.01(a), with respect to any Liabilities released pursuant to Section 6.01(a). Graham shall not make, and shall not permit any other member of the Graham Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against Cable or any other member of the Cable Group, or any other Person released pursuant to Section 6.01(b), with respect to any Liabilities released pursuant to Section 6.01(b).

(e) It is the intent of each of Graham and Cable, by virtue of the provisions of this Section 6.01, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Distribution Date, between or among Cable or any other member of the Cable Group, on the one hand, and Graham or any other member of the Graham Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as set forth in Section 6.01(c) or elsewhere in this Agreement or in any Ancillary Agreement. At any time, at the request of the other Party, each Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

SECTION 6.02. Indemnification by Cable. Subject to Section 6.04, Cable shall indemnify, defend and hold harmless Graham, each other member of the Graham Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Graham Indemnitees”), from and against any and all Liabilities of the Graham Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Cable Liabilities, including the failure of Cable or any other member of the Cable Group or any other Person to pay, perform or otherwise promptly discharge any Cable Liability in accordance with its terms;

(b) any breach by Cable or any other member of the Cable Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by Cable of any of the representations and warranties made by Cable on behalf of itself and the members of the Cable Group in Section 12.01(c).

SECTION 6.03. Indemnification by Graham. Subject to Section 6.04, Graham shall indemnify, defend and hold harmless Cable, each other member of the Cable Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Cable Indemnitees”), from and against any and all Liabilities of the Cable Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Graham Liabilities, including the failure of Graham or any other member of the Graham Group or any other Person to pay, perform or otherwise promptly discharge any Graham Liability in accordance with its terms;

(b) any breach by Graham or any other member of the Graham Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by Graham of any of the representations and warranties made by Graham on behalf of itself and the members of the Graham Group in Section 12.01(c).

SECTION 6.04. Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds. (a) The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability or (ii) other amounts recovered from any third party that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Each member of the Graham Group and Cable Group shall use reasonable best efforts to seek to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article VI; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

(c) The calculation of any Indemnity Payments required by this Agreement shall be subject to Section 4.03 of the TMA.

SECTION 6.05. Procedures for Indemnification of Third-Party Claims. (a) If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but no later than 30 days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 6.05(a) shall not relieve the related Indemnifying Party of its obligations under this Article VI, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice.

(b) The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee within 30 calendar days after receipt of notice from an Indemnitee in accordance with Section 6.05(a) (or sooner, if the nature of such Third-Party Claim so requires), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that the Third-Party Claim solely seeks (and continues to seek) monetary damages (the condition set forth in this proviso, the “Litigation Condition”).

(c) If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of a Third-Party Claim as a result of the Litigation Condition not being met with respect thereto) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 6.05(b), such Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party.

(d) If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitees shall, subject to the terms of this Agreement, cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.

(e) If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (i) the Litigation Condition ceases to be met or (ii) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. In the event, however, that such Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both such Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, then the Indemnitee may employ separate counsel to represent or defend it in any such action or proceeding and the Indemnifying Party will pay the reasonable fees and expenses of such counsel.

(f) No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim without the consent of the applicable Indemnitee or Indemnitees; provided, however, that such Indemnitee(s) shall be required to consent to such entry of judgment or to such settlement that the Indemnifying Party may recommend if the judgment or settlement (i) contains no finding or admission of any violation of Law or any violation of the rights of any Person, (ii) involves only monetary relief which the Indemnifying Party has agreed to pay and (iii) includes a full and unconditional release of the Indemnitee. Notwithstanding the foregoing, in no event shall an Indemnitee be required to consent to any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other nonmonetary relief to be entered, directly or indirectly, against any Indemnitee.

(g) Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld or delayed).

SECTION 6.06. Additional Matters. (a) Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such Party as contemplated by this Agreement.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c) In the event of an Action relating to a Liability that has been allocated to an Indemnifying Party pursuant to the terms of this Agreement or any Ancillary Agreement in which the Indemnifying Party is not a named defendant, if the Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant or add the Indemnifying Party as an additional named defendant, if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Section 6.06(c), the Indemnifying Party shall fully indemnify the named defendant against all reasonable costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts, fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

SECTION 6.07. Remedies Cumulative. The remedies provided in this Article VI shall be cumulative and, subject to the provisions of Article IX, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

SECTION 6.08. Survival of Indemnities. The rights and obligations of each of Graham and Cable and their respective Indemnitees under this Article VI shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities.

SECTION 6.09. Limitation on Liability. Except as may expressly be set forth in this Agreement, none of Graham, Cable or any other member of either Group shall in any event have any Liability to the other or to any other member of the other’s Group, or to any other Graham Indemnitee or Cable Indemnitee, as applicable, under this Agreement (i) with respect to any matter to the extent that such Party seeking indemnification has engaged in any knowing violation of Law or fraud in connection therewith or (ii) for any indirect, special, punitive or consequential damages, whether or not caused by or resulting from negligence or breach of obligations hereunder and whether or not informed of the possibility of the existence of such damages; provided, however, that the provisions of this Section 6.09(ii) shall not limit an Indemnifying Party’s indemnification obligations hereunder with respect to any Liability any Indemnitee may have to any third party not affiliated with any member of the Graham Group or the Cable Group for any indirect, special, punitive or consequential damages.

ARTICLE VII

Access to Information; Confidentiality

SECTION 7.01. Agreement for Exchange of Information; Archives. (a) Except in the case of an adversarial Action or threatened adversarial Action by either Graham or Cable or a Person or Persons in its Group against the other Party or a Person or Persons in its Group, and subject to Section 7.01(b), each of Graham and Cable, on behalf of its respective Group, shall provide, or cause to be provided, to the other Party, at any time after the Distribution, as soon as reasonably practicable after written request therefor, any Information relating to time periods on or prior to the Distribution Date in the possession or under the control of such respective Group, which Graham or Cable, or any member of its respective Group, as applicable, reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on Graham or Cable, or any member of its respective Group, as applicable (including under applicable securities laws), by any national securities exchange or any Governmental Authority having jurisdiction over Graham or Cable, or any member of its respective Group, as applicable, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement. The receiving Party shall use any Information received pursuant to this Section 7.01(a) solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (i), (ii) or (iii) of the immediately preceding sentence.

(b) In the event that either Graham or Cable determines that the exchange of any Information pursuant to Section 7.01(a) could be commercially detrimental, violate any Law or agreement or waive or jeopardize any attorney-client privilege or attorney work product protection, such Party shall not be required to provide access to or furnish such Information to the other Party; provided, however, that both Graham and Cable shall take all commercially reasonable measures to permit the compliance with Section 7.01(a) in a manner that avoids any such harm or consequence. Both Graham and Cable intend that any provision of access to or the furnishing of Information pursuant to this Section 7.01 that would otherwise be within the ambit of any legal privilege shall not operate as waiver of such privilege.

(c) Each of Cable and Graham agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege or protection attaching to any privileged Information relating to a member of the other Group or relating to or arising in connection with the relationship between the Groups prior to the Distribution, without providing prompt written notice to and obtaining the prior written consent of the other (not to be unreasonably withheld or delayed).

(d) Graham and Cable each agrees that it will only process personal data provided to it by the other Group in accordance with all applicable privacy and data protection law obligations (including any applicable privacy policies of the Cable Group or the Graham Group, as the case may be) and will implement and maintain at all times appropriate technical and organizational measures to protect such personal data against unauthorized or unlawful processing and accidental loss, destruction, damage, alteration and disclosure. In addition, each Party agrees to provide reasonable assistance to the other Party in respect of any obligations under privacy and data protection legislation affecting the disclosure of such personal data to the other Party and will not knowingly process such personal data in such a way to cause the other Party to violate any of its obligations under any applicable privacy and data protection legislation.

SECTION 7.02. Ownership of Information. Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party. Except as specifically set forth herein, nothing herein shall be construed as granting or conferring rights of license or otherwise in any such Information.

SECTION 7.03. Compensation for Providing Information. Graham and Cable shall reimburse each other for the reasonable costs, if any, in complying with a request for Information pursuant to this Article VII. Except as may be otherwise specifically provided elsewhere in this Agreement, such costs shall be computed in accordance with Cable’s or Graham’s, as applicable, standard methodology and procedures.

SECTION 7.04. Record Retention. To facilitate the possible exchange of Information pursuant to this Article VII and other provisions of this Agreement, each Party shall use its reasonable best efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or the Ancillary Agreements (the “Retained Information”) in accordance with its respective record retention policy as in effect on the date hereof or such longer or shorter period as required by Law, this Agreement or the Ancillary Agreements.

SECTION 7.05. Accounting Information. Without limiting the generality of Section 7.01 but subject to Section 7.01(b):

(a) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards as required by Law for Graham to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the Cable Group were consolidated with those of Graham), Cable shall use its reasonable best efforts to enable Graham to meet its timetable for dissemination of its financial statements and to enable Graham’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Cable shall authorize and direct its auditors to make available to Graham’s auditors, within a reasonable time prior to the date of Graham’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Cable and (y) work papers related to such annual audits and quarterly reviews, to enable Graham’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Cable’s auditors as it relates to Graham’s auditors’ opinion or report and (ii) until all governmental audits are complete, Cable shall provide reasonable access during normal business hours for Graham’s internal auditors, counsel and other designated representatives to (x) the premises of Cable and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Cable and its Subsidiaries and (y) the officers and employees of Cable and its Subsidiaries, so that Graham may conduct reasonable audits relating to the financial statements provided by Cable and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Cable Group.

(b) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law), Graham shall use its reasonable best efforts to enable Cable to meet its timetable for dissemination of its financial statements and to enable Cable’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Graham shall authorize and direct its auditors to make available to Cable’s auditors, within a reasonable time prior to the date of Cable’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Graham and (y) work papers related to such annual audits and quarterly reviews, to enable Cable’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Graham’s auditors as it relates to Cable’s auditors’ opinion or report and (ii) until all governmental audits are complete, Graham shall provide reasonable access during normal business hours for Cable’s internal auditors, counsel and other designated representatives to (x) the premises of Graham and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Graham and its Subsidiaries and (y) the officers and employees of Graham and its Subsidiaries, so that Cable may conduct reasonable audits relating to the financial statements provided by Graham and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Graham Group.

(c) In order to enable the principal executive officer(s) and principal financial officer(s) (as such terms are defined in the rules and regulations of the Commission) of Graham to make any certifications required of them under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, Cable shall, within a reasonable period of time following a request from Graham in anticipation of filing such reports, cause its principal executive officer(s) and principal financial officer(s) to provide Graham with certifications of such officers in support of the certifications of Graham’s principal executive officer(s) and principal financial officer(s) required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to Graham’s Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs (unless such quarter is the fourth fiscal quarter), each subsequent fiscal quarter through the third fiscal quarter of the year in which the Distribution Date occurs and Graham’s Annual Report on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs. Such certifications shall be provided in substantially the same form and manner as such Cable officers provided prior to the Distribution (reflecting any changes in certifications necessitated by the Spin-Off or any other transactions related thereto) or as otherwise agreed upon between Graham and Cable.

SECTION 7.06. Limitations of Liability. Neither Graham nor Cable shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of wilful misconduct by the providing Person. Neither Graham nor Cable shall have any Liability to the other Party if any Information is destroyed after reasonable best efforts by Cable or Graham, as applicable, to comply with the provisions of Section 7.04.

SECTION 7.07. Production of Witnesses; Records; Cooperation. (a) After the Distribution Date and until the third anniversary thereof, except in the case of an adversarial Action or threatened adversarial Action by either Graham or Cable or a Person or Persons in its Group against the other Party or a Person or Persons in its Group, each of Graham and Cable shall take all reasonable steps to make available, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the Persons in its respective Group (whether as witnesses or otherwise) and any books, records or other documents within its control or that it otherwise has the ability to make available, to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action or threatened or contemplated Action (including preparation for such Action) in which Graham or Cable, as applicable, may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(b) Without limiting the foregoing, Graham and Cable shall use their reasonable best efforts to cooperate and consult to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions, other than an adversarial Action against the other Group.

(c) The obligation of Graham and Cable to make available former, current and future directors, officers, employees and other personnel and agents or provide witnesses and experts pursuant to this Section 7.07 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 7.07(a)). Without limiting the foregoing, each of Graham and Cable agrees that neither it nor any Person or Persons in its respective Group will take any adverse action against any employee of its Group based on such employee’s provision of assistance or information to each other pursuant to this Section 7.07.

(d) Upon the reasonable request of Graham or Cable, in connection with any Action contemplated by this Article VII, Graham and Cable will enter into a mutually acceptable common interest agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of either Group.

SECTION 7.08. Confidential Information. (a) Each of Graham and Cable, on behalf of itself and each Person in its respective Group, shall hold, and cause its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence and not release or disclose, with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Date, all Information concerning the other Group or its business that is either in its possession (including

Information in its possession prior to the Distribution) or furnished by the other Group or its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder, except, in each case, to the extent that such Information is (i) in the public domain through no fault of any member of the Graham Group or the Cable Group, as applicable, or any of its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives, (ii) later lawfully acquired from other sources by any of Graham, Cable or its respective Group, employees, directors or agents, accountants, counsel and other advisors and representatives, as applicable, which sources are not themselves bound by a confidentiality obligation to the knowledge of any of Graham, Cable or Persons in its respective Group, as applicable, (iii) independently generated without reference to any proprietary or confidential Information of the Graham Group or the Cable Group, as applicable, or (iv) required to be disclosed by Law; provided, however, that the Person required to disclose such Information gives the applicable Person prompt, and to the extent reasonably practicable, prior notice of such disclosure and an opportunity to contest such disclosure and shall use reasonable best efforts to cooperate, at the expense of the requesting Person, in seeking any reasonable protective arrangements requested by such Person. In the event that such appropriate protective order or other remedy is not obtained, the Person that is required to disclose such Information shall furnish, or cause to be furnished, only that portion of such Information that is legally required to be disclosed and shall use reasonable best efforts to ensure that confidential treatment is accorded such Information. Notwithstanding the foregoing, each of Graham and Cable may release or disclose, or permit to be released or disclosed, any such Information concerning the other Group (x) to their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such Information (who shall be advised of the obligations hereunder with respect to such Information), and (y) to any nationally recognized statistical rating organization as it reasonably deems necessary, solely for the purpose of obtaining a rating of securities or other debt instruments upon normal terms and conditions; provided, however, that the Party whose Information is being disclosed or released to such rating organization is promptly notified thereof.

(b) Without limiting the foregoing, when any Information concerning the other Group or its business is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each of Graham and Cable will, promptly after request of the other Party, either return all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party, as applicable, that it has destroyed such Information, other than, in each case, any such Information electronically preserved or recorded within any computerized data storage device or component (including any hard-drive or database) pursuant to automatic or routine backup procedures generally accessible only by legal, IT or compliance personnel.

ARTICLE VIII

Insurance

SECTION 8.01. Insurance. (a) Until and including the Distribution Date, Graham shall (i) cause the members of the Cable Group and their respective employees, officers and directors to continue to be covered as insured parties under Graham’s policies of insurance in a manner which is no less favorable than the coverage provided for the Graham Group and (ii) permit the members of the Cable Group and their respective employees, officers and directors to submit claims arising from or relating to facts, circumstances, events or matters that occurred on or prior to the Distribution Date to the extent permitted under such policies. With respect to policies currently procured by Cable for the sole benefit of the Cable Group, Cable shall continue to maintain such insurance coverage through the Distribution Date in a manner no less favorable than currently provided. Without limiting any of the rights or obligations of the parties pursuant to Section 8.01(b), Graham and Cable acknowledge that, as of immediately after the Distribution Date, Graham intends to take such action as it may deem necessary or desirable to remove the members of the Cable Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Graham Group by any insurance carrier effective immediately following the Distribution Date. The Cable Group will not be entitled following the Distribution Date, absent mutual agreement otherwise, to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring after the Distribution Date or to the extent any claims are made pursuant to any Graham claims-made policies after the Distribution Date. No member of the Graham Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy. Notwithstanding the foregoing, Graham shall, and shall cause the other members of the Graham Group to, use reasonable best efforts to take such actions as are necessary to cause all insurance policies of the Graham Group that immediately prior to the Distribution provide coverage to or with respect to the members of the Cable Group and their respective employees, officers and directors to continue to provide such coverage with respect to acts, omissions or events occurring prior to the Distribution in accordance with their terms as if the Distribution had not occurred; provided, however, that in no event shall Graham be required to extend or maintain coverage under claims-made policies with respect to any claims first made against a member of the Cable Group or first reported to the insurer after the Distribution Date.

(b) After the Distribution Date, the members of each of the Graham Group and the Cable Group shall have the right to assert Pre-Separation Insurance Claims and the members of the Cable Group shall have the right to participate with Graham to resolve Pre-Separation Insurance Claims under the applicable Graham insurance policies up to the full extent of the applicable and available limits of liability of such policy. Graham or Cable, as the case may be, shall have primary control over those Pre-Separation Insurance Claims for which the Graham Group or the Cable Group, respectively, bears the underlying loss, subject to the terms and conditions of the relevant policy of insurance governing such control. If a member of the Cable Group is unable to assert a Pre-Separation Insurance Claim because it is no longer an “insured” under a Graham insurance policy, then Graham shall assert such claim in its own name and deliver the Insurance Proceeds to Cable. Any Insurance Proceeds received by the Graham Group for members of the Cable Group shall be for the benefit of the Cable Group. Any Insurance Proceeds received for the benefit of both the Graham Group and the Cable Group shall be distributed pro rata based on the respective share of the underlying loss.

(c) With respect to Pre-Separation Insurance Claims, whether or not known or reported on or prior to the Distribution Date, Cable shall, or shall cause the applicable member of the Cable Group to, report such claims arising from the Cable Business as soon as practicable to each of Graham and the applicable insurer(s), and Cable shall, or shall cause the applicable member of Cable Group to, individually, and not jointly, assume and be responsible (including, upon the request of Graham, by reimbursement to Graham for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance or retention payment) related to its portion of the liability, unless otherwise agreed in writing by Graham. Each of Graham and Cable shall, and shall cause each member of the Graham Group and Cable Group, respectively, to, cooperate and assist the applicable member of the Cable Group and the Graham Group, as applicable, with respect to such claims. The applicable member of the Cable Group shall provide to Graham any collateral (or a letter of credit in an amount equal to the value of such collateral) in respect of the reimbursement obligations as may reasonably be requested by the insurers and, upon the request of Graham, any other collateral required by the insurers in respect of insurance policies under which Pre-Separation Insurance Claims may be recoverable based upon Graham’s reasonable estimate of the proportion of the requested collateral attributable to claims that may be made by the Cable Group. Graham agrees that Pre-Separation Insurance Claims of members of the Cable Group shall receive the same priority as Pre-Separation Insurance Claims of members of the Graham Group and be treated equitably in all respects, including in connection with deductibles, retentions and coinsurance.

(d) Graham shall not be liable to Cable for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Graham Group or any member of the Cable Group or any defect in such claim or its processing. In the event that insurable claims of both Graham and Cable (or the members of their respective Groups) exist relating to the same occurrence, the Parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense and shall not settle or compromise any such claim without the consent of the other (which consent shall not be unreasonably withheld or delayed subject to the terms and conditions of the applicable insurance policy). Nothing in this Section 8.01 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.

(e) After the Distribution Date, to the extent that any claims have been duly reported on or before the Distribution Date under the directors and officers liability insurance policies or fiduciary liability insurance policies (collectively, “D&O Policies”) maintained by members of the Graham Group, Graham shall not, and shall cause the members of the Graham Group not to, take any action that would limit the coverage of the individuals who acted as directors or officers of Cable (or members of the Cable Group) on or prior to the Distribution Date under any D&O Policies maintained by the members of the Graham Group. Graham shall, and shall cause members of the Graham Group to, reasonably cooperate with the individuals who acted as directors and officers of Cable (or members of the Cable Group) on or prior to the Distribution Date in their pursuit of any coverage claims under such D&O Policies which could inure to the benefit of such individuals. Graham shall, and shall cause members of the Graham Group to, allow Cable and its agents and representatives, upon reasonable prior notice and during regular business hours, to examine and make copies of the relevant D&O Policies maintained by Graham and members of the Graham Group pursuant to this Section 8.01(e). Graham shall provide, and shall cause other members of the Graham Group to provide, such cooperation as is reasonably requested by Cable in order for Cable to have in effect after the Distribution Date such new D&O Policies as Cable deems appropriate with respect to claims reported after the Distribution Date. Except as provided in this Section 8.01(e), the Graham Group may, at any time, without liability or obligation to the Cable Group, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any “occurrence-based” insurance policy or “claims-made-based” insurance policy (and such claims will be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications); provided, however, that Graham will immediately notify Cable of any termination of any insurance policy.

(f) The parties shall use reasonable best efforts to cooperate with respect to the various insurance matters contemplated by this Section 8.01.

ARTICLE IX

Intellectual Property

SECTION 9.01. Consent To Use Trademarks And Duty To Cooperate. (a) Cable consents (on behalf of itself and each other member of the Cable Group) to the use and registration of the Graham Marks in the business and operations conducted by Graham and its Subsidiaries, Affiliates and their respective licensees.

(b) Graham consents (on behalf of itself and each other member of the Graham Group) to the use and registration of the Cable Marks in the Cable Business by Cable and its Affiliates and their respective licensees.

(c) Cable agrees that it will not, and agrees to cause its Subsidiaries not to, oppose or petition to cancel, or assist another party in opposing or petitioning to cancel, an application or registration by Graham or its Affiliates or their respective licensees for a Graham Mark that is consistent with the use to which Cable has consented under this Agreement. Graham agrees that it will not, and agrees to cause its Subsidiaries not to, oppose or petition to cancel, or assist another party in opposing or petitioning to cancel, an application or registration by Cable or its Affiliates or their respective licensees for a Cable Mark that is consistent with the use to which Graham has consented under this Agreement.

(d) Cable hereby acknowledges (on behalf of itself and each other member of the Cable Group) Graham’s right, title and interest in and to the Graham Marks, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting or in any way impairing or tending to impair any part of such right, title and interest within the business and operations conducted by Graham and its Subsidiaries, Affiliates and their respective licensees, or with respect to goods or services provided in connection with the business and operations conducted by Graham and its Subsidiaries, Affiliates and their respective licensees. Cable agrees not to use, and agrees to cause its Subsidiaries not to use, the Graham Marks, or any names, trademarks or domain names that incorporate the Graham Marks for any purpose except where (i) the use is a use, otherwise than as a mark, of the party’s individual name in its own business, or of the individual name of anyone in privity with such party, or of a term or device which is descriptive of and used fairly and in good faith only to describe the goods or services of such party, or their geographic origin; or, (ii) if used as a mark, such use does not conflict with, and is unlikely to cause consumer confusion with, any Graham Marks, and is in no way contrary to the terms of this Article IX.

In the event that Graham Marks prominently appear on any publicly available or promoted business or promotional materials used by Cable or its Affiliates within the Cable Business, Cable shall remove and cease using such prominently appearing marks as soon as reasonably practical following the Distribution Date but in any event within 90 days of the Distribution Date or, with respect to products for sale produced prior to the Distribution Date on which any Graham Mark prominently appears, within six months of the Distribution Date; provided that Cable shall promptly arrange for the destruction of any such products for sale produced prior to the Distribution Date that remain unsold following such six-month period and on which any Graham Mark prominently appears.

(e) Graham hereby acknowledges (on behalf of itself and each other member of the Graham Group) Cable’s right, title and interest in and to the Cable Marks, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting or in any way impairing or tending to impair any part of such right, title and interest within the Cable Business or with respect to goods or services provided in connection with the Cable Business. Graham agrees not to use, and agrees to cause its Subsidiaries not to use, the Cable Marks for any purpose, except where (i) the use is a use, otherwise than as a mark, of the party’s individual name in its own business, or of the individual name of anyone in privity with such party, or of a term or device which is descriptive of and used fairly and in good faith only to describe the goods or services of such party, or their geographic origin; or, (ii) if used as a mark, such use does not conflict with, and is unlikely to cause consumer confusion with, any Cable Marks, and is in no way contrary to the terms of this Article IX.

In the event that Cable Marks prominently appear on any publicly available or promoted business or promotional materials used by Graham or its Affiliates within the business and operations conducted by Graham and its Subsidiaries, Graham shall remove and cease using such prominently appearing marks as soon as reasonably practical following the Distribution Date but in any event within 90 days of the Distribution Date or, with respect to products for sale produced or published prior to the Distribution Date on which any Cable Mark prominently appears, within six months of the Distribution Date; provided that Graham shall promptly arrange for the destruction of any such products for sale produced or published prior to the Distribution Date that remain unsold following such six-month period and on which any Cable Mark prominently appears.

(f) Each of Graham and Cable believes its respective marks are sufficiently distinctive and different to ensure consumers will not be confused as to source or sponsorship, and each agrees to employ its reasonable best efforts to use its respective marks in a manner that does not cause actual confusion or a likelihood of confusion as to source or sponsorship of its respective goods or services in its respective channels of trade. If, despite Graham’s and Cable’s reasonable best efforts, such actual confusion shall be brought to the attention of either such party, such parties agree to consult regarding steps to be taken to mitigate or correct such actual confusion.

(g) Each of Graham and Cable shall be responsible for policing, protecting and enforcing its own trademarks, trade names and service marks. Notwithstanding the forgoing, each of Graham and Cable will promptly give notice to the other of any known, actual or threatened, use or infringement that may cause consumers to be confused as to source or sponsorship between such parties.

SECTION 9.02. Scope. The geographic scope of this Article IX shall be worldwide.

SECTION 9.03. Licenses; Assignments. Any license, assignments or other transfer of rights in the Graham Marks, the Cable Marks or the Domain Names to a third party shall be accompanied by the restrictions provided in this Article IX.

ARTICLE X

Further Assurances and Additional Covenants

SECTION 10.01. Further Assurances. (a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties shall, subject to Section 5.03, use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate and make effective the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, prior to, on and after the Distribution Date, each Party shall cooperate with the other Party, without any further consideration, but at the expense of the requesting Party, (i) to execute and deliver, or use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all instruments, including any instruments of conveyance, assignment and transfer as such Party may reasonably be requested to execute and deliver by the other Party, (ii) to make, or cause to be made, all filings with, and to obtain, or cause to be obtained, all Consents of any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, (iii) to obtain, or cause to be obtained, any Governmental Approvals or other Consents required to effect the Spin-Off and (iv) to take, or cause to be taken, all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and any transfers of Assets or assignments and assumptions of Liabilities hereunder and the other transactions contemplated hereby.

(c) On or prior to the Distribution Date, Graham and Cable, in their respective capacities as direct and indirect shareholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by Cable or any other Subsidiary of Graham, as the case may be, to effectuate the transactions contemplated by this Agreement.

(d) Prior to the Distribution, if either Party identifies any commercial or other service that is needed to ensure a smooth and orderly transition of its business in connection with the consummation of the transactions contemplated hereby, and that is not otherwise governed by the provisions of this Agreement or any Ancillary Agreement, the Parties will cooperate in determining whether there is a mutually acceptable arm’s-length basis on which the other Party will provide such service.

ARTICLE XI

Termination

SECTION 11.01. Termination. This Agreement may be terminated by Graham at any time, in its sole discretion, prior to the Distribution.

SECTION 11.02. Effect of Termination. In the event of any termination of this Agreement prior to the Distribution, neither Party (nor any of its directors or officers) shall have any Liability or further obligation to the other Party under this Agreement or the Ancillary Agreements.

ARTICLE XII

Miscellaneous

SECTION 12.01. Counterparts; Entire Agreement; Corporate Power. (a) This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by facsimile or PDF signature and a facsimile or PDF signature shall constitute an original for all purposes.

(b) This Agreement, the Ancillary Agreements and the Appendices, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein.

(c) Graham represents on behalf of itself and each other member of the Graham Group, and Cable represents on behalf of itself and each other member of the Cable Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been (or, in the case of any Ancillary Agreement, will be on or prior to the Distribution Date) duly executed and delivered by it and constitutes, or will constitute, a valid and binding agreement of it enforceable in accordance with the terms thereof.

SECTION 12.02. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of the Commercial Division of the Supreme Court of the State of New York, New York County and the United States District Court for the Southern District of New York over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby.

SECTION 12.03. Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. Notwithstanding the foregoing, either Party may assign this Agreement without consent in connection with (a) a merger transaction in which such Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s Assets, or (b) the sale of all or substantially all of such Party’s Assets; provided, however, that the assignee expressly assumes in writing all of the obligations of the assigning Party under this Agreement, and the assigning Party provides written notice and evidence of such assignment and assumption to the non-assigning Party. No assignment permitted by this Section 12.03 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

SECTION 12.04. Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any Graham Indemnitee or Cable Indemnitee in their respective capacities as such, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 12.05. Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service or (c) upon the earlier of confirmed receipt or the fifth business day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Graham, to:

Graham Holdings Company

1300 North 17th Street

Arlington, VA 22209

Attn: General Counsel

E-mail: ***

Facsimile: (703) 345-6299

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attn: Eric Schiele

E-mail: ***

Facsimile: (212) 474-3700

If to Cable, to:

Cable One, Inc.

210 E. Earll Drive

Phoenix, AZ 85012

Attn: General Counsel

E-mail: ***

Facsimile: (602) 364-6013

with a copy to:

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, WA 98101

Attn:    Stewart M. Landefeld

            Eric A. DeJong

E-mail: ***

            ***

Facsimile: (206) 359-4793

Either Party may, by notice to the other Party, change the address to which such notices are to be given.

SECTION 12.06. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

SECTION 12.07. Publicity. Each of Graham and Cable shall consult with the other, and shall, subject to the requirements of Section 7.08, provide the other Party the opportunity to review and comment upon, any press releases or other public statements in connection with the Spin-Off or any of the other transactions contemplated hereby and any filings with any Governmental Authority or national securities exchange with respect thereto, in each case prior to the issuance or filing thereof, as applicable (including the Information Statement, the Parties’ respective Current Reports on Form 8-K to be filed on the Distribution Date, the Parties’ respective Quarterly Reports on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs, or if such quarter is the fourth fiscal quarter, the Parties’ respective Annual Reports on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs (each such Quarterly Report on Form 10-Q or Annual Report on Form 10-K, a “First Post-Distribution Report”)). Each Party’s obligations pursuant to this Section 12.07 shall terminate on the date on which such Party’s First Post-Distribution Report is filed with the Commission.

SECTION 12.08. Expenses. Except as expressly set forth in this Agreement or in any Ancillary Agreement, all third-party fees, costs and expenses paid or incurred in connection with the Spin-Off will be paid by the Party incurring such fees or expenses, whether or not the Distribution is consummated, or as otherwise agreed by the Parties. Notwithstanding the foregoing, each of Graham and Cable shall bear the costs and expenses incurred as of the Distribution Date in connection with the Spin-Off for the services set forth below their respective names on Schedule VIII.

SECTION 12.09. Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.10. Survival of Covenants. Except as expressly set forth in this Agreement, the covenants in this Agreement and the liabilities for the breach of any obligations in this Agreement shall survive the Spin-Off and shall remain in full force and effect.

SECTION 12.11. Waivers of Default. No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

SECTION 12.12. Specific Performance. Subject to Section 5.03 and notwithstanding the procedures set forth in Article X, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected Party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy. The Parties agree that the remedies at Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived.

SECTION 12.13. Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

SECTION 12.14. Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein” “and “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the schedules hereto) and not to any particular provision of this Agreement. Article, Section or Schedule references are to the articles, sections and schedules of or to this Agreement unless otherwise specified. Any capitalized terms used in any Schedule to this Agreement or to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement or the Ancillary Agreement to which such Schedule is attached, as applicable. Any reference herein to this Agreement, unless otherwise stated, shall be construed to refer to this Agreement as amended, supplemented or otherwise modified from time to time, as permitted by Section 12.13. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive.

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

GRAHAM HOLDINGS COMPANY,

by
Name:
Title:

CABLE ONE, INC.,

by
Name:
Title: